Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED. SUCH EXCLUDED INFORMATION HAS BEEN MARKED WITH “[***]”.

EXECUTION COPY

ASSET PURCHASE AGREEMENT

by and between

Syros Pharmaceuticals, Inc., as Buyer

and

Orsenix, LLC, as Seller

Dated as of December 4, 2020

i

Exhibits:

Exhibit A	Bill of Sale
Exhibit B	Patent Assignment
Exhibit C	Seller FDA Letter
Exhibit D	Buyer FDA Letter
Exhibit E	Instrument of Assumption

Schedules:

Schedule 1	Transferred Regulatory Approvals
Schedule 2	Assigned Contracts
Schedule 3	Knowledge Persons
Disclosure Schedule

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 4, 2020, by and between Syros Pharmaceuticals, Inc., a Delaware corporation (“Buyer”), and Orsenix, LLC, a Georgia limited liability company (“Seller”). Buyer and Seller may be referred to herein, together, as the “Parties” and, individually, as a “Party.”

RECITALS

WHEREAS, Seller desires to sell, transfer and assign (or cause to be sold, transferred and assigned) to Buyer, and Buyer desires to purchase from Seller, the Product and certain specified assets and rights of Seller related to the Product, upon the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

SALE AND PURCHASE OF ASSETS; CLOSING

1.1    Sale and Purchase of Assets; Assumption of Assumed Liabilities.

(a)    Upon the terms hereof, Seller does hereby sell, assign, transfer and deliver (or cause to be sold, assigned, transferred and delivered) to Buyer, and Buyer does hereby purchase from Seller, all right, title and interest in, to and under the Acquired Assets free and clear of all Liens in exchange for (i) a payment of cash consideration in the aggregate amount of $12,000,000 (the “Cash Consideration”), payable as and to the extent set forth in Section 1.3(b); (ii) the assumption by Buyer of the Assumed Liabilities, if any; and (iii) the right to receive contingent payments, if, as and to the extent payable pursuant to Section 1.4.

(b)    Upon the terms hereof, Buyer does hereby assume the Assumed Liabilities, if any. Notwithstanding anything to the contrary in any Transaction Document, (i) Buyer is not assuming, and Seller shall remain primarily liable for, and shall pay, perform and discharge when due, the Retained Liabilities and (ii) Buyer is not acquiring any Excluded Assets.

(c)    Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any Contract or Permit, or any claim, right or benefit arising thereunder or resulting therefrom, if (i) an attempted assignment or transfer thereof, without the consent of a Third Party thereto or of the issuing Governmental Authority, as the case may be, would constitute a breach thereof and (ii) such consent is not obtained prior to the Closing (each a “Deferred Item”). In such case, (A) such Deferred Item shall be withheld from sale pursuant to this Agreement, (B) from and after the Closing, Seller will use its reasonable best efforts to obtain such consent as soon as practicable after the Closing, and (C) until such consent is obtained, Seller shall provide to Buyer the benefits under such Deferred Item. Without limiting the foregoing, in the event that any such consent is not obtained prior to the Closing, Seller shall enter into such arrangements (including subleasing or subcontracting if permitted) to provide to Buyer the economic and operational equivalent of obtaining such consent and assigning or transferring to Buyer such Deferred Item, including enforcement for the benefit of Buyer of all claims or rights arising thereunder; provided that Buyer shall indemnify Sellers in respect of all Liabilities of Seller that arise following the Closing Date in respect of each such arrangement and underlying Acquired Asset. Upon obtaining the requisite consent, such Acquired Asset shall be transferred and assigned to Buyer hereunder.

1.2    Location and Date. The consummation of the transactions contemplated pursuant to this Agreement (the “Closing”) shall take place by remote exchange of documents and signatures on the date hereof (the “Closing Date”).

1.3    Closing Deliveries.

(a)    Deliveries by Seller. Upon the terms contained herein, Seller is delivering (or causing to be delivered) to Buyer the following concurrently with the execution and delivery hereof:

(i)    Conveyance Documents.

(A)    the Bill of Sale attached hereto as Exhibit A, duly executed by Seller;

(B)    the Patent Assignment attached hereto as Exhibit B, duly executed by Seller; and

(C)    such other instruments of conveyance (such as assigned certificates or documents of title and assigned negotiable instruments) as Buyer may reasonably request in order to effect the sale, assignment, transfer and delivery to Buyer of good and valid title to the Acquired Assets free and clear of all Liens, in each case duly executed by Seller;

(ii)    FDA Letter. Duly executed letters to the FDA transferring to Buyer the rights to the applicable Transferred Regulatory Approvals issued by the FDA, attached hereto as Exhibit C (the “Seller FDA Letter”);

(iii)    Consents and Approvals. Evidence that all consents, waivers, approvals, declarations, authorizations and notices described in Section 2.2(b) (including those listed in Section 2.2(b) of the Disclosure Schedule), if any, have been obtained or made, as applicable;

(iv)    Secretary’s Certificates. A certificate executed by the Chair of the Board of Seller certifying that attached thereto are (A) a true, complete and correct copy of the Charter Documents of Seller, as in effect on the Closing Date, and, in the case of Charter Documents publicly filed in the state of formation of Seller, certified by an appropriate authority of such state, (B) true, complete and correct copies of resolutions of Seller’s Governing Body and equityholders, respectively, authorizing the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby, which resolutions have not been modified, rescinded or revoked, and (C) specimen signatures of the officers or other signatories of Seller authorized to sign the Transaction Documents on behalf of Seller;

(v)    Good Standing Certificates. Certificates issued by an appropriate authority of the jurisdiction of organization of Seller and each other jurisdiction in which Seller is qualified to do business, certifying as of a date no more than five (5) Business Days prior to the Closing Date that Seller is in good standing under the Laws of such jurisdiction;

(vi)    FIRPTA Certificates. A certificate, in form and substance reasonably satisfactory to Buyer, duly executed by Seller certifying that Seller is not a foreign person in accordance with the Treasury Regulations under Section 1445 of the Code; provided that if Buyer does not receive the certification described above on or before the Closing Date, Buyer shall be permitted to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code;

(vii)    Books and Records. Copies of all Books and Records; and

(viii)    Other Documents. All other consents, certificates, documents, instruments and other items required to be delivered by Seller pursuant to the Transaction Documents or that are reasonably necessary to give effect to the transactions contemplated hereby or to vest in Buyer good and valid title in and to the Acquired Assets free and clear of all Liens.

(b)    Deliveries by Buyer. Upon the terms contained herein, at the Closing, Buyer is delivering to Seller the following concurrently with the execution and delivery hereof:

(i)    Closing Consideration. Buyer shall deliver, by wire transfer of immediately available funds to such account as designated by Seller in writing prior to the date hereof, the Cash Consideration;

(ii)    FDA Letter. Duly executed letters to the FDA assuming responsibility for the applicable Transferred Regulatory Approvals issued by the FDA, attached hereto as Exhibit D (the “Buyer FDA Letter”); and

(iii)    Instrument of Assumption. The Instrument of Assumption substantially attached hereto as Exhibit E, duly executed by Buyer.

1.4    Contingent Payments.

(a)    Milestone Payments. Subject to the terms of this Agreement, Buyer shall pay to Seller contingent payments (each, a “Milestone Payment”) upon the achievement by the Buyer and its Subsidiaries of the events set forth below (each, a “Milestone Event”):

(i)    within [***] days following [***], a one-time cash payment equal to [***];

(ii)    within [***] days following [***], a one-time cash payment equal to $6,000,000 [***];

(iii)    within [***] days after the end of the fiscal quarter in which [***], a one-time cash payment equal to [***];

(iv)    within [***] days after the end of the fiscal quarter in which [***], a one-time cash payment equal to [***];

(v)    within [***] days after the end of the fiscal quarter in which [***], a one-time cash payment equal to [***];

(vi)    within [***] days after the end of the fiscal quarter in which [***], a one-time cash payment equal to [***]; and

(vii)    within [***] days after the end of the fiscal quarter in which [***], a one-time cash payment equal to [***].

Notwithstanding the foregoing, the Milestone Payments set forth in paragraphs (iii), (iv), (v), (vi) and (vii) above shall only be due and payable if the corresponding Milestone Event occurs prior to the tenth (10th) anniversary of First Commercial Sale of the Product (the “First Sale Anniversary”). In no event will any of the Milestone Payments described in Section 1.4(a)(iii), (iv), (v), (vi) or (vii) be payable more than once.

(b)    Contingent Payment Reports; Payments.

(i)    From the First Commercial Sale of the Product and until the earlier of (i) such time, if ever, as all Milestone Payments set forth in Sections 1.4(a)(iii), (iv), (v), (vi) and (vii) have been paid or (ii) the First Sale Anniversary, Buyer shall provide Seller, within [***] days after the last day of each fiscal quarter, a written report, duly certified as to is accuracy by the chief financial officer of Buyer, with respect to the immediately preceding fiscal quarter (each, a “Contingent Payment Report”) stating the Product Revenue of the Product during such fiscal quarter, including the amounts of any adjustments and explanation of any adjustments made, and any underlying information and reasonably related detail as reasonably requested by Seller (including but not limited to the number of units sold). Notwithstanding anything to the contrary herein or otherwise, Seller shall be entitled to engage the Accounting Firm to review Buyer’s books and records with respect to the Contingent Payment Reports, which review shall be limited to not more than once per calendar year (and records for a particular time period may not be reviewed more than once), and in connection with the foregoing Buyer shall afford the Accounting Firm reasonable access to the personnel, properties, books and records of Buyer for the purpose of such review as set forth below. Buyer may require that the Accounting Firm execute a customary non-disclosure agreement prior to the conduct of its review.

(ii)    The Parties agree that the Accounting Firm shall (A) have the right to inspect the books and records of Buyer during normal business hours at Buyer’s offices, upon reasonable prior notice and solely to the extent reasonably related to the determination of Product Revenue in respect of the applicable period (provided that such access does not interfere with the normal business operations of Buyer); (B) shall not hold any hearings; (C) shall not be entitled to take or order the taking of depositions or other testimony under oath; (D) shall act as an expert and not an arbitrator; (E) shall not disclose the Buyer’s confidential information to any Person, except to the extent such disclosure is necessary to verify the accuracy of the financial reports furnished by the Buyer or the amount of payments under this Agreement; and (F) shall be bound by the provisions of this Section 1.4.

(iii)    The scope of the review by the Accounting Firm shall be limited to (A) whether the Contingent Payment Report(s) in respect of the applicable period and the calculations thereon were prepared in accordance with this Agreement and GAAP, consistently applied, and (B) whether there were mathematical errors in such Contingent Payment Reports.

(iv)    The final determination by the Accounting Firm shall: (A) be in writing; (B) include the Accounting Firm’s calculation of Product Revenue in respect of the applicable period; (C) include a brief summary of the Accounting Firm’s reasons for its determinations; and (D) be final, conclusive and binding upon the Parties for purposes of calculating Milestone Payments under this Agreement, absent fraud, bad faith or manifest error.

(v)    Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the Party against which such determination is to be enforced in accordance with Section 7.7. The fees and expenses of the Accounting Firm incurred pursuant to this Section 1.4(b) shall be borne by Seller unless such review reveals an under-reporting of Product Revenue by the Buyer of more than [***] for the time period reviewed by the Accounting Firm, in which case the Buyer shall reimburse the Seller for the reasonable fees and expenses of the Accounting Firm.

(vi)    From and after the Closing until the First Commercial Sale, Buyer shall provide, within [***] days following the completion of each fiscal year, a general update report, including reasonable detail regarding Buyer’s efforts towards the Development and Exploitation of the Product as of such report date.

(c)    Buyer Conduct. Until the First Sale Anniversary, Buyer (or it successors or assigns, as applicable) shall use Commercially Reasonable Efforts to both (i) Develop and (ii) Exploit the Product for APL in the United States, and [***]. Without limiting the generality of the foregoing, Buyer (or its successors or assigns, as applicable) shall use Commercially Reasonable Efforts to dose the first patient in a Phase 3 Clinical Trial of the Product on or before the third (3rd) anniversary of the Closing Date. Subject to the foregoing, Seller understands that Buyer and its Affiliates will be free to operate the Acquired Assets as they determine, and that the Buyer and its Affiliates shall have no obligation to maximize the Milestone Payments and the aggregate amount of any Milestone Payment may vary based on the performance of the business of Buyer in respect of the Acquired Assets and the associated Product Revenue. Seller expressly acknowledges and agrees that Buyer makes no representations or warranties of any kind or nature, express or implied, at law or in equity, or otherwise, relating to the future financial results of Buyer’s business in respect of the Acquired Assets, future Product Revenue, or the amount of any Milestone Payments, and Seller has not relied on any such representations or warranties in entering into this Agreement. Seller also expressly acknowledges and agrees that, if Buyer (or its successors or assigns, as applicable) (A) fails to dose the first patient in a Phase 3 Clinical Trial of the Product on or before the third (3rd) anniversary of the Closing Date and (B) [***], then in such event Buyer shall have conclusively satisfied its obligations to Buyer hereunder solely with respect to the Development of the Product, but not Buyer’s obligations hereunder before and after such prepayment in respect of the Exploitation of the Product (excluding Development activities included within the definition of ‘Exploitation’ herein). For the avoidance of doubt, Buyer (or its successors or assigns, as applicable) shall use Commercially Reasonable Efforts to Exploit (excluding Development activities included within the definition of ‘Exploit’ herein) the Product for APL in the United States, before and after and irrespective of any prepayment of the NDA Milestone Payment.

(d)    Non-transferable. The right of any Person to receive all or any portion of any Milestone Payment (i) shall not be evidenced by a certificate or other instrument and (ii) shall not be assignable or otherwise transferable; provided that notwithstanding anything to the contrary herein or otherwise Seller may assign or otherwise transfer all or any portion of its rights and interest in any Milestone Payment to any affiliate thereof in connection with any reorganization, recapitalization or other similar bona fide transaction effected for tax or estate planning purposes, or otherwise assign or transfer such rights and interest with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed). Any attempted transfer of the right to receive all or any portion of any Milestone Payment that is not permitted in accordance with the foregoing shall be null and void.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

OF SELLER

To induce Buyer to enter into the Transaction Documents and consummate the transactions contemplated thereby, Seller makes the following representations and warranties to Buyer as of the Closing, except as disclosed by Seller in the written Disclosure Schedule provided to Buyer dated the date of this Agreement (the “Disclosure Schedule”), which shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article II. The disclosure in any section or subsection of the Disclosure Schedule corresponding to any section or subsection of this Article II shall not qualify other sections or subsections in this Article II unless it is reasonably apparent on the face of such disclosure, without independent knowledge, that the matter is responsive to such other sections or subsections.

2.1    Due Organization. Seller is a limited liability company duly formed, validly existing and in good standing (tax and otherwise) under the Laws of the State of Georgia. Seller is in good standing (tax and otherwise) in each jurisdiction in which it is qualified to do business, except for any failure to be in good standing that, individually or in the aggregate, has not been and would not reasonably be expected to be materially adverse to Seller or the Acquired Assets. Seller has delivered to Buyer true, correct and complete copies of its Charter Documents.

2.2    Authorization; No Conflict.

(a)    Seller has full legal right and all requisite power and authority to execute and deliver each of the Transaction Documents to which it is a party and to perform the transactions contemplated thereby. The execution and delivery by Seller of each of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms subject to (a) the effect of any applicable bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors’ rights and remedies generally, and (b) the effect of equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy

Exception”). Each of the other Transaction Documents has been duly and validly executed and delivered by Seller or, when so executed and delivered, will be duly and validly executed and delivered by Seller, enforceable against it in accordance with its terms, subject to the Bankruptcy Exception.

(b)    The execution, delivery and performance of the Transaction Documents by Seller, and the consummation of the transactions contemplated thereby, do not and will not, with or without notice, lapse of time or both: (i) conflict with or result in a breach or violation of the Charter Documents or any resolution of the Governing Body or equityholders or members (or comparable Persons) of Seller; (ii) require any consent, waiver, approval, declaration or authorization of, or notice to or filing with, any Governmental Authority; (iii) materially conflict with, result in a material default, material modification or termination under, give any Person a right of termination, cancellation, acceleration, suspension or revocation under, result in the loss of a material benefit or the imposition of any material obligation under, or require any material consent, waiver, approval, notice, filing, declaration or authorization under, any Assigned Contract or Transferred Regulatory Approval; (iv) result in the creation or imposition of any Lien on any Acquired Asset; or (v) violate in any material respect any Law to which Seller or any of the Acquired Assets are subject or bound.

2.3    Assets.

(a)    Seller is the true and lawful owner of, and has good and valid title to or a valid leasehold interest in, all of the Acquired Assets, free and clear of all Liens. Upon execution and delivery by Seller to Buyer of the instruments of conveyance referred to in Section 1.3(a)(i), Buyer will become the true and lawful owner of, and will receive good and valid title to or a valid leasehold interest in, the Acquired Assets, free and clear of all Liens.

(b)    The Acquired Assets constitute (i) all of the assets, rights and properties (other than Intellectual Property) owned, used or held for use by Seller or any of its Affiliates in connection with the Product and (ii) all of the Intellectual Property owned by or licensed to Seller or any of its Affiliates in connection with the Product.

2.4    Compliance with Law; Permits; Governmental Consents.

(a)    Seller and its predecessors have conducted since December 31, 2017, and is conducting, its business to the extent related to the Acquired Assets in compliance in all material respects with all applicable Laws. Since December 31, 2017, Seller has not received any written communication (or, to Seller’s knowledge, any other communication) from any Governmental Authority or private party alleging noncompliance with any applicable Law. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending or, to the knowledge of Seller, threatened against Seller. Seller has no Liability for failure to comply with any Law and, to the knowledge of Seller, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information or any such Liability.

(b)    Seller owns or holds all Permits the absence or loss of any of which, individually or in the aggregate, would reasonably be expected to be material to the Acquired Assets (the “Material Permits”). Section 2.4(b) of the Disclosure Schedule sets forth a true, correct and complete list of each Material Permit. All fees required to have been paid in connection with the Material Permits have been paid. The Material Permits are valid and subsisting, and, to the knowledge of Seller, no Governmental Authority intends to modify, cancel, terminate or not renew any Material Permit. No Person other than Seller owns or has any proprietary, financial or other interest (direct or indirect) in any of the Material Permits. Seller is conducting and since December 31, 2016 has conducted its business in compliance in all material respects with the requirements, standards, criteria and conditions set forth in the Material Permits. The transactions contemplated hereby will not (with or without notice, lapse of time or both) result in a default under or a breach or violation of, or adversely affect the rights and benefits afforded to Seller by, any Material Permit. All Material Permits that are included in the Acquired Assets are freely transferable to Buyer at the Closing, will be transferred to Buyer at the Closing and will continue in full force and effect immediately following the Closing on the same terms as were in effect as of immediately prior to the Closing. Seller has made available to Buyer true, complete and correct copies of all Material Permits.

2.5    Unlawful Payments. Seller is and has been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which Seller has conducted its business (collectively, “Anti-Bribery Laws”). Seller has not received any written communication from any Governmental Authority that alleges that Seller, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of Seller since December 31, 2017. Seller has not made nor does it anticipate making any disclosures to any Governmental Authority for potential violations of Anti-Bribery Laws. To the knowledge of Seller, none of Seller’s current or former Representatives is currently an officer, agent or employee of a Governmental Authority. Neither Seller nor any of its current or former Representatives has directly or indirectly, offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Authority or of any existing or prospective customer (whether or not owned by a Governmental Authority), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or other Person affiliated with any such customer, political party or official or political office.

2.6    Legal Proceedings. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding, investigation or request for information pending or, to the knowledge of Seller, threatened with respect to, against or affecting any Acquired Assets, or any current or former officer, director, employee, consultant, agent or stockholder of Seller in its, his or her capacity as such or with respect to any Acquired Asset, or seeking to prevent or delay the transactions contemplated hereby, and no notice of any action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information involving or relating to any Acquired Asset, whether pending or threatened, has been received by Seller. There are no judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Authority, by arbitration or otherwise) against or involving any Acquired Asset. There is no action, suit or proceeding by Seller pending, or which Seller has commenced preparations to initiate, against any other Person relating to any Acquired Assets.

2.7    Contracts and Commitments.

(a)    Other than the Assigned Contracts, neither Seller nor any of its Subsidiaries is a party to any Contract which grants a third party any right to manufacture, market or sell the Product or engage in human clinical studies with respect to the Product after the Closing.

(b)    Seller has made available to Buyer a true, correct and complete copy of each Assigned Contract (as amended to date). Each Assigned Contract (i) is in full force and effect and is a legal, valid, binding and enforceable obligation of Seller and, to the knowledge of Seller, each of the other parties thereto and (ii) is assignable by Seller to Buyer without the consent or approval of any party and will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. Except for violations, breaches or defaults which have been cured and for which Seller has no Liability, neither Seller nor, to the knowledge of Seller, any other party to any Assigned Contract, has breached or defaulted under, or has improperly terminated, revoked or accelerated, any Assigned Contract, and there exists no condition or event which, after notice, lapse of time or both, would constitute any such breach, default, termination, revocation or acceleration. Seller has not received notice of default under any Assigned Contract. Seller has not been a party to any Contract, transaction or other arrangement with respect to the Acquired Assets with any current or former officers, directors, stockholders, employees or Affiliates of Seller or, to the knowledge of Seller, any current or former Affiliate of any such Persons.

2.8    Intellectual Property.

(a)    Seller Registrations. Section 2.8(a) of the Disclosure Schedule sets forth a true, correct and complete list of all Intellectual Property Registrations included in the Acquired Assets that are registered or filed in the name of Seller, alone or jointly with others (the “Seller Registrations”) in each case, enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing, date of issuance, and names of all current applicant(s) and registered owner(s), as applicable. To the knowledge of Seller, all Seller Registrations are valid and enforceable and all issuance, renewal, maintenance and other payments that are due with respect thereto have been paid by or on behalf of Seller. Section 2.8(a) of the Disclosure Schedule sets forth all such issuance, renewal, maintenance and other payments that will become due with respect to Seller Registrations within ninety (90) days after the Closing Date.

(b)    Prosecution Matters. There are no inventorship challenges, or opposition, reexamination, nullity or interference proceedings declared, commenced or provoked or, to the knowledge of Seller, threatened, with respect to any Patent Rights included in the Seller

Registrations. Seller has complied with all of its obligations and duties to the respective patent offices, including the duty of candor and disclosure to the U.S. Patent and Trademark Office, with respect to all patent and trademark applications filed by or on behalf of Seller. There is no information that would preclude Seller from having clear title to its Seller Registrations.

(c)    Ownership and Sufficiency. Each item of Seller Intellectual Property is, and following the Closing will be, owned by Buyer on substantially identical terms and conditions as it was to Seller immediately prior to the Closing, without restriction and without payment of any kind to any Third Party (other than amounts that would have been payable by Seller even if the transactions contemplated hereby did not occur). Seller is the owner of all right, title and interest in, to and under the Seller Owned Intellectual Property, free and clear of any Liens.

(d)    Protection Measures. Seller has taken reasonable measures to protect the proprietary nature of each item of Seller Owned Intellectual Property and Seller Licensed Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. Seller, and each of its predecessors, has complied in all material respects with all contractual and legal requirements pertaining to information privacy and security. No complaint relating to an improper use or disclosure of, or a breach in the security of, any such trade secrets or information has been made or, to the knowledge of Seller, threatened against Seller. To the knowledge of Seller, there has been no: (i) unauthorized disclosure of any material third party proprietary or confidential information or trade secrets in the possession, custody or control of Seller and included in the Seller Intellectual Property, or (ii) material breach of Seller’s security procedures wherein any confidential information or trade secrets included in the Seller Intellectual Property have been disclosed to a Third Party.

(e)    Infringement by Seller. Neither the Product, nor the past or current Exploitation thereof by Seller or any of its predecessors, or by any reseller, distributor, licensee, sublicensee, customer or user thereof, or any other activity of Seller or any of its predecessors in connection with the Product has constituted a misappropriation of any trade secret or any Confidential Information of any Third Party, or, to the knowledge of Seller, infringed or violated, any Intellectual Property right of any Third Party. Section 2.8(e) of the Disclosure Schedule sets forth a true, correct and complete list of any complaint, claim, notice, request, demand or threat of any of the foregoing (including any notification that a license under any patent is or may be required), received by Seller in writing alleging any such infringement, violation or misappropriation and any request or demand for indemnification or defense with respect to any of the foregoing received by Seller in writing from any reseller, distributor, licensee, sublicensee, customer, user or any other Third Party; and Seller has made available to Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses in the possession or control of Seller relating to any alleged or potential infringement, violation or misappropriation.

(f)    Infringement of Seller Rights. To the knowledge of Seller, no Person (including any current or former employee or consultant of Seller) is infringing, violating or misappropriating (i) any of the Seller Owned Intellectual Property or (ii) any Seller Licensed Intellectual Property. Seller has made available to Buyer copies of all correspondence, analyses, legal opinions, complaints, claims and notices in the possession of Seller concerning the infringement, violation or misappropriation of any Seller Owned Intellectual Property or Seller Licensed Intellectual Property.

(g)    Outbound IP Licenses. Section 2.8(g) of the Disclosure Schedule sets forth a true, correct and complete list of all Outbound IP Licenses. None of the Outbound IP Licenses grants any exclusive rights to Third Parties in any Seller Intellectual Property. Seller has not agreed to indemnify any Person against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any Outbound IP Licenses.

(h)    Inbound IP Licenses. Section 2.8(h) of the Disclosure Schedule sets forth a true, correct and complete list of all Inbound IP Licenses. Seller does not hold any rights to any Seller Licensed Intellectual Property. Except as specifically set forth in Section 2.8(h) of the Disclosure Schedule, Seller does not hold any rights to any third party Intellectual Property, inventions, methods, services, components, materials or processes required to Exploit the Product.

(i)    Assignment of Inventions. All employees, officers, contractors and consultants of Seller have executed agreements requiring assignment to Seller of all inventions relating to the Seller Owned Intellectual Property made during the course of and as a result of their association with it and obligating the individual to maintain as confidential the confidential information of Seller relating to the Seller Owned Intellectual Property.

(j)    Government Funding. Seller has not sought, applied for or received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Product or any facilities or equipment used in connection therewith. No university or Governmental Authority has sponsored any research or development conducted by Seller, or has any claim of right or ownership of or Lien on any Seller Owned Intellectual Property or any Seller Licensed Intellectual Property that is, or is purported to be, exclusively licensed to Seller.

(k)    No Adverse Changes. Neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) a breach of or default under any Contract governing any Seller Intellectual Property, (ii) an impairment of the rights of Seller in or to any Seller Intellectual Property or portion thereof, (iii) the grant or transfer to any Third Party of any new license or other interest under, the abandonment, assignment to any Third Party, or modification or loss of any right with respect to, or the creation of any Lien on, any Seller Intellectual Property, (iv) Seller, Buyer or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any Contract governing any Seller Intellectual Property, or (v) Buyer or any of Buyer’s Affiliates being (A) bound by or subject to any noncompete or licensing obligation or covenant not to sue or (B) obligated to license any of its Intellectual Property to (or obligated not to assert its Intellectual Property against) any Person.

2.9    Inventory. All Inventory complies in all material respects with all applicable specifications and all applicable Law, including cGMP, and is not adulterated or misbranded within the meaning of the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §301 et seq. (the “FDCA”).

2.10    Regulatory Matters.

(a)    Seller is developing, testing, labeling, packaging, manufacturing, using, marketing, distributing, transporting, importing and storing, and at all times has developed, tested, labeled, packaged, manufactured, used, marketed, distributed, transported, imported and stored the Product in compliance in all material respects with the FDCA and applicable implementing regulations and guidance issued by the FDA, including, as applicable, those requirements relating to the FDA’s current good manufacturing and quality system practices, good laboratory practices, good clinical practices and investigational use. Seller has not developed, tested, labeled, packaged, manufactured, used, marketed, distributed, transported, imported or stored the Product in any country other than the United States.

(b)    All preclinical studies and clinical trials, and other studies and tests of the Product conducted by or on behalf of Seller have been, and if still pending are being, conducted in material compliance, to the extent applicable, with the applicable protocol for such study or trial, good laboratory practices, good clinical practices and all applicable Laws, including the FDCA. No clinical trial conducted by or on behalf of Seller has been terminated or suspended prior to scheduled completion, and neither the FDA nor any other applicable Governmental Authority, institution or clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Seller has initiated, or, to Seller’s knowledge, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any proposed or ongoing clinical investigation of the Product conducted or proposed to be conducted by or on behalf of Seller.

(c)    No clinical investigator who has conducted or, if still pending, is conducting any nonclinical study or clinical trial sponsored by or on behalf of Seller in connection with the Product has been disqualified or debarred from receiving investigational products by the FDA or any other Governmental Authority or received any written notice from the FDA or any other Governmental Authority of an intent to initiate such disqualification proceedings or disbarment.

(d)    All documents filed by Seller with the FDA or any other Governmental Authority with respect to the Product, or the manufacturing, handling, storage or shipment of the Product were, at the time of filing, true, complete and accurate in all material respects, no adverse event information has come to the attention of Seller that is materially different in terms of the incidence, severity or nature of such adverse events than any which were filed as safety updates to the documents filed by Seller with the FDA or any other Governmental Authority with respect to the Product and all written data summaries prepared by Seller that were included in documents filed with the FDA or any other Governmental Authority with respect to the Product and that are based on clinical studies conducted or sponsored by Seller accurately summarize in all material respects the corresponding raw data underlying such summaries.

(e)    Seller either owns or has full rights of access to and possession of all scientific data created by Seller, or any Third Party on behalf of Seller or any Licensor with respect to the Product. Seller has made available to Buyer all available laboratory and all clinical data, including raw data and reports, created by Seller, or any Third Party on behalf of Seller with respect to the Product. Section 2.10(e) of the Disclosure Schedule identifies each clinical study conducted or sponsored with respect to or in connection with the Product, indicating, in each case, the location of the study, the principal investigator, the number of patients included in the study, the period covered by the study and a brief description of the study design. Seller has made available to Buyer complete and accurate copies of all documents filed by Seller with the FDA or any other Governmental Authority with respect to the Product, including complete and correct copies of each NDA and each IND submitted to the FDA with respect to the Product, including all supplements and amendments thereto. Seller has disclosed to Buyer all material information known by Seller with respect to the safety and efficacy of the Product from nonclinical and/or clinical studies. Seller have complied in all material respects with the International Council for Harmonisation’s Good Clinical Practice guidelines in the management of the clinical data that has been presented to Buyer.

(f)    Seller has not received any notice of FDA regulatory actions against Seller with respect to itself or to the Product, including notices of adverse findings, regulatory, untitled or warning letters or mandatory recalls, or any other notice from any Governmental Authority alleging or asserting material noncompliance with any legal requirement. Neither Seller nor any of its respective suppliers or contract manufacturers has received an FDA Form 483 or any other Governmental Authority notice of inspectional observations related to or affecting the Product, which has not been closed out by the FDA or relevant Governmental Authority. Seller does not have knowledge of any facts which furnish any reasonable basis for any Form FDA-483 observations or regulatory or warning letters from the FDA or other similar communications from the FDA or any other Governmental Authority with respect to the Product.

(g)    All manufacturing operations conducted by or for the benefit of Seller with respect to the Product have been and are being conducted in material compliance with applicable Laws, including, to the extent applicable, the provisions of the FDA’s current good manufacturing practice regulations. Seller maintains documentation showing that components supplied to Seller with respect to the Product are manufactured in accordance with Seller’s specifications therefor. The processes used to manufacture the Product are accurately described in documents maintained by or on behalf of Seller, and such documents have been made available to Buyer.

(h)    To the knowledge of Seller, there has not been any material violation of any Laws by Seller in its product development efforts, submissions or reports to any Governmental Authority that could reasonably be expected to require investigation, corrective action or enforcement action, in each case with respect to the Product.

(i)    Seller has complied, with respect to the Acquired Assets, in all material respects with all applicable security and privacy standards regarding protected health information under HIPAA and any applicable privacy Laws in foreign jurisdictions. Seller has not suffered any unauthorized acquisition, access, use or disclosure of any individually identifiable health information with respect to the Acquired Assets that, individually or in the aggregate, materially compromises the security or privacy of such individually identifiable health information.

(j)    Seller has not committed any act, made any statement or failed to make any statement with respect to the Product that would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” or any such similar policies set forth in any applicable Laws. Neither Seller nor, to Seller’s knowledge, any of Seller’s officers, employees or agents, has been convicted of any crime or engaged in any conduct with respect to the Product that has resulted, or would reasonably be expected to result, in debarment or exclusion under applicable Law, including 21 U.S.C. Section 335a. No claims, actions, proceedings or investigations with respect to the Product that would reasonably be expected to result in such a material debarment or exclusion of Seller are pending or threatened against Seller or any of its officers, employees or agents.

2.11    Affiliate Transactions. Other than in his or her capacity as a director, officer or employee of Seller, no Affiliate of Seller (a) has or has had any interest or ownership in any Acquired Asset or any asset, right or property (tangible or intangible) related to the Product or (b) has any claim or cause of action against Seller related to any Acquired Asset or the Product.

2.12    Brokers and Agents. No broker or finder has acted for Seller in connection with the Transaction Documents or the transactions contemplated thereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of Seller.

2.13    Sale Transaction. Seller has not entered into any Transaction Document or made any transfer or incurred any Liabilities thereunder or in connection therewith, with the intent to disturb, hinder, delay or defraud either present or future creditors or other Persons. This Agreement was entered into by Seller in good faith and all Liabilities incurred in connection herewith were or will be incurred and granted in exchange for fair equivalent value.

2.14    CARES Act. Seller has not applied for or accepted either (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds from similar Laws enacted by Governmental Authorities in any state, local, or foreign jurisdictions in response to COVID-19 (collectively, “Governmental Assistance Loans”). With respect to any Governmental Assistance Loans accepted by Seller and/or under which any amounts are outstanding, (A) all such Governmental Assistance Loans were obtained in accordance with all applicable Laws and in compliance with all eligibility requirements under applicable Laws, (B) all representations and certifications made by Seller or any of its officers, directors, advisors or other representatives, and all representations and certificates to lenders or any Governmental Authority in connection with any such Governmental Assistance Loans, in each case were accurate, true and correct in all respects when made and (C) Seller used the proceeds of any Governmental Assistance Loans solely for the allowable uses under applicable Laws and the terms of any such Governmental Assistance Loan.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

To induce Seller to enter into the Transactions Documents and consummate the transactions contemplated thereby, Buyer makes the following representations and warranties to Seller as of the Closing, except as disclosed in the Buyer SEC Reports:

3.1    Due Organization. Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction of the State of Delaware. Buyer has full corporate power and authority necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.

3.2    Authorization; No Conflict.

(a)    Buyer has full legal right and all requisite corporate power and authority to execute and deliver each of the Transaction Documents to which it is a party and to perform the transactions contemplated thereby. The execution and delivery by Buyer of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly and validly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to the Bankruptcy Exception. Each of the other Transaction Documents has been duly and validly executed and delivered by Buyer or, when so executed and delivered, will be duly and validly executed and delivered by Buyer, enforceable against it in accordance with its terms, subject to the Bankruptcy Exception.

(b)    The execution, delivery and performance of the Transaction Documents by Buyer, and the consummation of the transactions contemplated thereby, do not and will not, with or without notice, lapse of time or both: (i) conflict with or result in a breach or violation of any Charter Documents or any resolution of the Governing Body of Buyer; (ii) require on the part of Buyer any consent, waiver, approval, declaration or authorization of, or notice to or filing with, any Governmental Authority; or (iii) violate any Law to which Buyer or its properties, rights or assets are subject or bound.

3.3    Compliance with Law. Buyer and its predecessors have conducted since December 31, 2017, and is conducting, its business in compliance in all material respects with all applicable Laws. Since December 31, 2017, Buyer has not received any written communication (or, to Buyer’s knowledge, any other communication) from any Governmental Authority alleging material noncompliance with any applicable Law.

3.4    Legal Proceedings. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding, investigation or request for information pending or, to the knowledge of Buyer, threatened in writing seeking to prevent or delay the transactions contemplated hereby.

3.5    Sufficient Funds. Buyer will have sufficient funds available as and when needed to consummate the transactions contemplated hereby and to perform its obligations hereunder.

3.6    Brokers and Agents. No broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of the transactions contemplated hereby based upon agreements, arrangements or understandings made by or on behalf of Buyer.

ARTICLE IV

COVENANTS

4.1    Cooperation in Litigation. In the event that a claim is asserted against Buyer or any of its Subsidiaries or Affiliates with respect to the Acquired Assets or any of the transactions contemplated hereby, Seller shall reasonably cooperate with Buyer in the defense of such claim, provided no breach of confidentiality obligations applicable to Seller or compromise of any attorney client privilege in favor of Seller, and provided further that such cooperation shall be at no cost to Seller or its Affiliates unless such claim primarily pertains to a Retained Liability. Seller shall reasonably consult with Buyer regarding the defense of any proceedings or litigation against Seller relating to any of the transactions contemplated hereby.

4.2    Tax Matters.

(a)    Seller shall be responsible for and shall pay all Taxes of Seller and its Subsidiaries for all periods and all Taxes arising or resulting from or in connection with the ownership or use of the Acquired Assets that were incurred in or are attributable to any Taxable period (or portion thereof) ending on or before the Closing Date (other than Taxes associated with transactions occurring on the Closing Date after the Closing outside the Ordinary Course of Business) (“Pre-Closing Taxes”). Buyer shall be responsible for any title transfer Taxes, deed excise stamps and similar charges (“Transfer Taxes”) related to the sale of the Acquired Assets contemplated by this Agreement, and shall cause to be filed all necessary documents (including all Tax Returns) with respect to Transfer Taxes in a timely manner, to the extent that Buyer is required to do so by Law. Buyer shall be responsible for and shall pay any and all Taxes arising or resulting from or in connection with the ownership or use of the Acquired Assets attributable to any Taxable period (or portion thereof) beginning after the Closing Date (“Post-Closing Taxes”).

(b)    (i) In the case of any real property, personal property or similar Taxes applicable to the Acquired Assets for a Taxable period that includes but does not end on the Closing Date (a “Straddle Period”), such Taxes shall be apportioned between Buyer and Seller based on [***]. Seller shall pay Buyer an amount equal to any Pre-Closing Taxes payable by Buyer and Buyer shall pay Seller an amount equal to any such Post-Closing Taxes payable by Seller. Such payments shall be made on or prior to the Closing Date or, if later, on the date such Taxes are due (or thereafter, promptly after request by Buyer or Seller if such Taxes are not identified by Buyer or Seller on or prior to the Closing Date).

(c)    Notwithstanding any other provision in the Transaction Documents, Buyer shall have the right to deduct and withhold Taxes from any payments to be made hereunder if such withholding is required by Law and to collect any necessary Tax forms, including any Forms W-8 or W-9, or any successor form thereto, as applicable, or any similar information, from Seller and any other Person that is a recipient of payments hereunder. To the extent any amounts are so withheld, such withheld amounts shall be treated for all purposes as having been delivered and paid to the Person in respect of which such deduction and withholding was made. In the event Buyer determines that it must deduct or withhold any amount from any payment required to be made by or on its behalf hereunder, Buyer will provide prior written notice thereof to the Seller including a reasonably detailed explanation therefor and shall reasonably cooperate with the Seller (at Seller’s sole cost and expense) in responding to any requests for information or clarification made by the Seller in respect thereof.

4.3    Non-Competition, Non-Solicitation and Confidentiality.

(a)    Prohibited Activities. As further consideration for the purchase and sale of the Acquired Assets and the other transactions contemplated hereby:

(i)    Seller covenants and agrees with Buyer that it shall not, during the period beginning on the Closing Date and ending on the achievement of the Milestone Event set forth in Section 1.4(a)(ii) (the “Non-Competition Term”), directly or indirectly, for such Person or on behalf of or in conjunction with any other Person, engage as an owner, Representative or otherwise, in any business engaged in the development, sale, manufacture, distribution or marketing, any product that is an oral form of arsenic trioxide; provided that this Section 4.3(a) shall not prohibit Seller from owning less than [***] of the outstanding common stock of a company, the common stock of which is traded on a national stock exchange; and

(ii)    Seller covenants and agrees with Buyer that it shall not, during the period of one (1) year following the Closing Date (the “Non-Solicitation Term”), directly or indirectly, for such Person or on behalf of or in conjunction with any other Person, solicit or communicate with any Restricted Person for the purpose or with the intent of enticing such Restricted Person away from Buyer; provided that this Section 4.3(a)(ii) shall not at any time prohibit (x) Seller from soliciting or hiring any Specified Restricted Person whose employment or other service providing relationship with Buyer was terminated by Buyer more than six (6) months prior to such time or (y) the placement of advertisements in publications of general circulation, public notices, or the use of internal or external websites or job search engines, in each case not directed at any Specified Restricted Person.

Each of the Non-Competition Term and the Non-Solicitation Term shall be automatically extended by the number of days that Seller is found by a court of competent jurisdiction to have been in violation of the provisions of this Section 4.3(a). For purposes of this Section 4.3(a), the term “Buyer” means Buyer and any present or future Affiliate of Buyer.

(b)    Confidentiality. Seller recognizes that by reason of (i) its ownership of the business related to the Acquired Assets and (ii) the information provided by or on behalf of Buyer or any of its Affiliates to Seller in connection with the transactions contemplated hereby, Seller has acquired and/or will acquire Confidential Information, the use or disclosure of which could cause the Buyer and/or its Affiliates substantial loss and damages that could not be readily calculated and for which no remedy at law would be adequate. Accordingly, Seller covenants and agrees with Buyer that Seller will not at any time, directly or indirectly, use, disclose or publish, or permit any other Person to use, disclose or publish, any Confidential Information, unless (A) such information becomes generally known to the public through no fault of Seller or (B) the disclosing Party is advised in writing by counsel that disclosure is required by Law or the order of any Governmental Authority of competent jurisdiction under color of Law; provided that prior to disclosing any information pursuant to clause (A) or (B) above, such Person shall give prior written notice thereof to Buyer and provide Buyer with the opportunity to contest such disclosure and shall cooperate with efforts to prevent such disclosure.

(c)    Reasonable Restraint. Seller acknowledges, in connection with the prohibited activities restrictions herein that that the covenants set forth in this Section 4.3 are a material and substantial part of the transactions contemplated hereby (supported by adequate consideration).

(d)    Reformation. If the courts of any one or more jurisdictions hold any of the covenants or agreements contained in this Section 4.3 to be unenforceable by reason of its extending for too long a period of time or over too large a geographical area or by reason of its being too extensive in any other respect, it shall be interpreted to extend only over the longest period of time for which it may be enforceable, and/or over the largest geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all to the fullest extent which such courts deems reasonable and the Agreement shall thereby be reformed. If the courts of any one or more of such jurisdictions hold any of such covenants or agreements wholly unenforceable by reason of the breach of their scope or otherwise, it is the intention of the Parties that such determination not bar or in any way affect any Party’s right to relief provided in the courts of any other jurisdiction within the geographical scope of such covenants or agreements, with breaches of such covenants or agreements in such other jurisdiction being, for this purpose, severable into diverse and independent covenants.

(e)    Specific Performance. Seller acknowledges that Buyer will be irreparably harmed and that remedies at law would be inadequate for any actual or threatened breach (for the avoidance of doubt, “threatened breach” as used in this paragraph shall mean the anticipatory repudiation by a Party of its obligations under this Section 4.3) by Seller of any of the covenants or agreements contained in this Section 4.3. It is accordingly agreed that, in addition to any other remedies which may be available upon the actual or threatened breach of any such covenants or agreements, Buyer shall have the right to equitable relief (including in the form of injunctions and orders for specific performance (in each case, without the proof of actual damages) to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, Seller’s covenants and agreements contained in this Section 4.3, in any court having jurisdiction over the Parties and the matter, and Seller shall cooperate fully in any attempt to obtain any such remedy or relief. Seller agrees to waive any requirement for the security or the posting of any bond in connection with any such remedy or relief.

(f)    Independent Covenant. All of the covenants in this Section 4.3 shall be construed as an agreement independent of any other provision in the Transaction Documents, and the existence of any claim or cause of action of Seller against Buyer, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Buyer of such covenants. The Parties expressly acknowledge that the terms and conditions of this Section 4.3 are independent of the terms and conditions of any other agreements including any employment agreements entered into in connection with this Agreement. The covenants contained in Section 4.3 shall not be affected by any breach of any other provision hereof by any Party.

4.4    Further Assurances.

(a)    From time to time after the Closing Date, upon request of any Party, each Party shall execute, acknowledge and deliver all such other instruments and documents and shall take all such other actions required to consummate and make effective the transactions contemplated by the Transaction Documents and to put Buyer in possession and control of all of the Acquired Assets of a tangible nature; provided that Buyer shall not be required to pay any further consideration or amounts therefor.

(b)    If at any time or from time to time after the Closing, Seller or any of its Affiliates, on the one hand, or Buyer or any of its Affiliates, on the other hand, shall receive or otherwise possess any asset or right (including cash) that should belong to Buyer, on the one hand, or Seller, on the other, pursuant to this Agreement, Seller or Buyer (as the case may be) shall promptly transfer, or cause to be transferred, such asset or right to the Person so entitled thereto. Prior to any such transfer in accordance with this Section 4.4(b), the Person receiving or possessing such asset shall hold such asset in trust for such other Person. Without limitation of the foregoing, in the event Seller or any of its Affiliates receives any payment in respect of any Acquired Asset or Buyer or any of its Affiliates receives any payment in respect of an Excluded Asset, Seller or Buyer (as applicable) shall promptly deliver such payment to an account designated in writing by Buyer or Seller (as applicable) by wire transfer of immediately available funds.

4.5    Sharing of Data. Buyer shall have the right for a period of seven (7) years following the Closing Date to have reasonable access during normal business hours and upon reasonable advance notice to those books, records and accounts, including financial and accounting records (including the work papers of Seller’s independent accountants), Tax records, correspondence, production records, and other records that are retained by Seller pursuant to the terms of this Agreement to the extent that any of the foregoing is needed by Buyer with regard to the Acquired Assets or for the purpose of complying with its obligations under applicable securities, Tax, environmental, employment or other Laws; provided that such access shall be subject to customary confidentiality arrangements and afforded in a manner that does not interfere with the normal business operations of Seller. Seller shall not destroy any such books, records or accounts retained by it to the extent related to the Acquired Assets without first providing Buyer with the opportunity to obtain or copy such books, records, or accounts at Buyer’s expense. Promptly upon request by Buyer made at any time following the Closing Date, Seller shall authorize the release to Buyer of all files pertaining to the Acquired Assets held by any federal, state, county or local authorities, agencies or instrumentalities.

4.6    Use of Business Names. Seller shall not use, and shall not permit any Affiliate to use, any Business Name or any name reasonably similar thereto after the Closing Date in connection with any business related to, competitive with, or an outgrowth of, the Product. “Business Names” means “ORH-2014” and any other name used to identify the Product, and all other derivatives thereof.

4.7    Public Announcements. No Party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that (a) any Party may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing party shall use reasonable best efforts to advise (i) Seller in the event that the disclosing party is Buyer or (ii) Buyer in the event the disclosing party is Seller, and provide the applicable advised party with a copy of the proposed disclosure prior to making the disclosure and consider in good faith any comments thereto by such advised party) and (b) Buyer and its Affiliates shall not be bound by the provisions of this Section 4.7 following the Closing Date.

4.8    Additional Post-Closing Covenants Regarding Adverse Event Reporting. From and after the Closing and at no cost to Buyer, Seller shall promptly forward or cause to be promptly forwarded to Buyer any adverse drug event calls or reports with respect to the Product.

4.9    Entity Existence. For a period commencing on the Closing Date and until the First Sale Anniversary, Seller covenants and agrees that it shall maintain its limited liability company existence and shall ensure that: (a) the fair value of Seller’s aggregate assets exceeds Seller’s total Liabilities (including contingent Liabilities); (b) the fair salable value of the assets of Seller is greater than the amount that will be required to pay probable Liabilities of Seller on existing debts, including its obligations under the Transaction Documents and other contingent Liabilities, as such debts become absolute and mature; (c) Seller does not incur any Liabilities (including contingent Liabilities) beyond its ability to pay as they mature; and (d) Seller does not have unreasonably small capital for the businesses in which it is or will be engaged.

4.10    Bulk Transfers Law. Each of Buyer and Seller hereby waives compliance with the provisions of the bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

4.11    No Successor Liability. For the avoidance of doubt, Buyer disclaims that it is purchasing all or substantially all assets of Seller. The Parties intend that Buyer is not, and will not be, a successor to Seller for any purpose, including for the purpose of any successor liability Law, regulation, theory, or measure, or any similar Law, regulation, theory, or measure, whether pursuant to or in connection with any statute, regulation, policy, or provision of common law, any contract, or otherwise; and the attributes of Seller, whether under any Tax, employment, labor, or other statute, regulation, policy, or provision of common law, any contract, or otherwise, shall not, except with the express written agreement of Buyer, be applied to or otherwise attached to Buyer for any purpose.

4.12    Certain Transition Matters.

(a)    Promptly (and in any event within one (1) Business Day after the Closing) Seller shall deliver, or instruct Seller’ counsel to deliver, to Buyer all available original files of Seller (and if not available, copies thereof) related to the Intellectual Property included in the Acquired Assets. Seller shall also promptly forward, and/or instruct Seller’s counsel to forward, to Buyer any correspondence or other communication related to such Intellectual Property that Seller or any such counsel may receive from any Governmental Authority with respect to any such Intellectual Property.

(b)    Seller shall cause an orderly transfer to Buyer, as soon as possible following the Closing, of the Know-How included in the Acquired Assets (the “Transferred Technology”). Each of Nancy Thomason and Steven Sobieski, on behalf of Seller, will provide reasonable cooperation and assistance requested by Buyer in connection with such transfer up to a combined aggregate maximum of twenty (20) full time equivalent hours (the “Aggregate Hours Cap”), including such assistance as may be reasonably requested by Buyer to enable Buyer (or its Affiliate or any one or more designated third party manufacturer, as applicable) to manufacture the Product in accordance with the Transferred Regulatory Approvals at the facility or facilities designated by Buyer. Subject to the Aggregate Hours Cap, such assistance shall include providing all reasonably requested documentation of the Transferred Technology constituting material support, performance advice, shop practice, standard operating procedures, specifications as to materials to be used and control methods, in each case that is reasonably necessary or useful to enable Buyer (or its Affiliate or any one or more designated third party manufacturer, as applicable) to manufacture the Product in accordance with the Transferred Regulatory Approvals. In addition, subject to the Aggregate Hours Cap, Seller shall cause all appropriate representatives of Seller and its Affiliates to meet with employees or representatives of Buyer (or its Affiliate or any one or more designated third party manufacturer, as applicable) at the applicable manufacturing facility or facilities at mutually convenient times to assist with the establishment and use of the applicable Transferred Technology for the manufacture of the Product in accordance with the Transferred Regulatory Approvals and with the training of the personnel of Buyer (or its Affiliate or any one or more designated third party manufacturer, as applicable) to the extent reasonably necessary or useful to enable Buyer (or its Affiliate or any one or more designated third party manufacturer, as applicable) to use and practice the Transferred Technology for the manufacture of the Product in accordance with the Transferred Regulatory Approvals.

(c)    To the extent not provided to Buyer prior to the Closing, Seller shall deliver or otherwise make available to Buyer (in such manner as Buyer shall reasonably request) all Books and Records promptly (and in any event within five (5) Business Days) following the Closing.

(d)    Seller will provide reasonable cooperation and assistance requested by Buyer in connection with the transfer of the Transferred Regulatory Approvals to Buyer.

ARTICLE V

REMEDIES

5.1    Indemnification by Seller. Seller covenants and agrees to defend and indemnify Buyer and its Affiliates and each of Buyer’s and its Affiliates’ respective Representatives (individually, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) in respect of, and hold the Buyer Indemnified Parties harmless against and will compensate and reimburse the Buyer Indemnified Parties for, any and all Losses actually incurred, suffered or paid by any Buyer Indemnified Party (regardless of whether such Losses relate to any Third Party Claim) resulting from, relating to or constituting:

(a)    any breach or inaccuracy as of the Closing Date of any representation or warranty of Seller set forth in this Agreement (as qualified by the Disclosure Schedule);

(b)    any nonfulfillment or breach of any covenant or agreement on the part of Seller set forth in this Agreement (as qualified by the Disclosure Schedule) or any agreement, certificate or other document delivered by or on behalf of Seller in connection herewith); and

(c)    any Retained Liabilities.

5.2    Indemnification by Buyer. Buyer covenants and agrees to defend and indemnify Seller and its Affiliates and each of Seller’s and its Affiliates’ respective Representatives (individually, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) in respect of, and hold the Seller Indemnified Parties harmless against and will compensate and reimburse the Seller Indemnified Parties for, any and all Losses actually incurred, suffered or paid by any Seller Indemnified Party (regardless of whether such Losses relate to any Third Party Claim) resulting from, relating to or constituting:

(a)    any breach or inaccuracy as of the Closing Date of any representation or warranty of Buyer set forth in this Agreement or any agreement, certificate or other document delivered by or on behalf of Buyer in connection herewith, or any third party allegation thereof;

(b)    any nonfulfillment or breach of any covenant or agreement on the part of Buyer set forth in this Agreement or agreement, certificate or other document delivered by or on behalf of Buyer in connection herewith; and

(c)    any Assumed Liabilities.

5.3    Limitations on Indemnification Obligations.

(a)    Notwithstanding Section 5.1, there shall be no liability for indemnification under Section 5.1(a) unless the aggregate amount of Losses under this Agreement exceeds [***] (the “Seller Indemnification Threshold”), at which time Seller will be obligated to indemnify the Buyer Indemnified Parties with respect to the aggregate amount of all Losses described in Section 5.1(a) in excess of such Seller Indemnification Threshold; provided that the Seller Indemnification Threshold shall not apply in the case of fraud, intentional or knowing misrepresentation or willful breach or to the breach of or inaccuracy in any representation or warranty made by Seller in any of the Seller Fundamental Representations.

(b)    Notwithstanding Section 5.2, there shall be no liability for indemnification under Section 5.2(a) unless the aggregate amount of Losses thereunder exceeds [***] (the “Buyer Indemnification Threshold”), at which time Buyer will be obligated to indemnify the Seller Indemnified Parties with respect to the aggregate amount of all Losses described in Section 5.2(a) in excess of such Buyer Indemnification Threshold; provided that the Buyer Indemnification Threshold shall not apply to the breach of or inaccuracy in any representation or warranty made by Buyer in any of the following: Sections: 3.1 (Due Organization), 3.2 (Authorization; No Conflict) and 3.6 (Brokers and Agents).

(c)    The indemnification obligations of Seller under Section 5.1(a) shall be limited to [***] of the Purchase Price (the “Lower Cap”), provided, however, that the Lower Cap shall not apply to Seller’s indemnification obligations under Section 5.1(a) for breaches of or inaccuracies in any of the Seller Fundamental Representations, which obligations (when aggregated with Seller’s other indemnification obligations under Section 5.1(a)) shall be limited to an amount equal to [***], or in the case of fraud, intentional or knowing misrepresentation or willful breach.

(d)    The indemnification obligations of Buyer under Section 5.2 shall be limited to an amount equal to [***].

(e)    Notwithstanding anything to the contrary in this Agreement:(i) Buyer shall have no obligations under Section 5.2 with respect to any matter for which any Buyer Indemnified Party is or would be entitled to indemnification under Section 5.1 (without giving effect to any limitations, including as to time, survival periods, deductibles, thresholds, caps, knowledge or materiality qualifiers); (ii) if a Party is entitled to bring a claim under more than one provision of Section 5.1 or 5.2, as the case may be, such Party may choose in its sole and absolute discretion the provision or provisions under which it seeks indemnification; and (iii) Seller shall be obligated to pay, by wire transfer of immediately available funds, any indemnification obligation owed to any Buyer Indemnified Party as set forth herein rather than such obligation being satisfied by offset pursuant to Section 5.6.

(f)    The amount of Losses recoverable by the Indemnified Party under this Article V shall be reduced, on a dollar-for-dollar basis, by the amount of any insurance proceeds actually received by the Indemnified Party in connection with a Claim under this Article V under any insurance policies (net of any applicable fees and expenses incurred in connection with obtaining such amounts, including reasonable attorneys’ fees and other advisors’ fees). If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment by the indemnifying Party, then such Indemnified Party shall promptly reimburse the indemnifying party for any payment made or expense incurred by such Indemnified Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount. Upon the payment of any indemnification claim under this Agreement, the indemnifying party shall, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any insurer of the Indemnified Party in respect of the Losses to which such payment relates, unless prohibited by the terms of the Contract with such insurer. The Indemnified Party and indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the foregoing subrogation rights.

(g)    Notwithstanding anything to the contrary in this Agreement, for purposes of determining (i) whether there has been a breach requiring Seller to indemnify as provided in Section 5.1 and (ii) the Losses with respect thereto, each representation, warranty, covenant and agreement made by Seller, whether made herein or in any other document, agreement or instrument delivered in connection herewith, shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Material Adverse Change).

5.4    Survival and Expiration of Representations, Warranties, Covenants and Agreements. With respect to any claim that any Party may have against any other Party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this Section 5.4 shall govern when any such claim may be brought.

(a)    The representations and warranties of Seller set forth in this Agreement, as qualified by the Disclosure Schedule, shall survive the Closing and, except in the case of fraud, intentional or knowing misrepresentation or willful breach, shall expire on the later of the applicable dates specified in clause (i) or (ii) of this Section 5.4(a):

(i)    (A)    except as to representations and warranties specified in clause (B) of this clause (i) of this Section 5.4(a), [***] after the Closing Date; or

 (B)    with respect to the representations set forth in Section 2.8 (Intellectual Property) and Section 2.10 (Regulatory Matters), [***] after the Closing Date, and with respect to the Seller Fundamental Representations, indefinitely; and

(ii)    the final resolution of all Claims pending as of the relevant date described in clause (i) this Section 5.4(a).

(b)    The representations and warranties of Buyer set forth in this Agreement shall survive the Closing and, except in the case of fraud, intentional or knowing misrepresentation or willful breach, shall expire on the later to occur of (i) the date that is [***] after the Closing Date or (ii) the final resolution of Claims pending with respect to such representations and warranties as of such date.

(c)    All covenants and agreements of the Parties set forth in this Agreement (as qualified by the Disclosure Schedule) or in any other agreement, certificate or other document delivered in connection herewith that is not fully satisfied or waived prior to the Closing (including the obligations set forth in Sections 5.1 and 5.2) shall survive the Closing, continue in effect and expire in accordance with their respective terms.

(d)    If a Claim Notice has been timely given in accordance with this Agreement prior to the expiration of the applicable survival period for such representation, warranty or covenant, then the applicable representation, warranty or covenant shall survive as to such claim, until such claim has been finally resolved.

5.5    Indemnification Procedures. All claims for indemnification under this Article V (“Claims”) shall be asserted and resolved as follows:

(a)    In the event that any Person entitled to indemnification hereunder (the “Indemnified Party”) has a Claim against any Party obligated to provide indemnification pursuant to Section 5.1 or 5.2 (the “Indemnifying Party”) which has been asserted against an Indemnified Party by a Third Party (a “Third Party Claim”), the following provisions shall apply:

(i)    The Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such Third Party Claim, specifying the nature of such Third Party Claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such Third Party Claim) (the “Claim Notice”). The Indemnified Party’s failure to give reasonably prompt notice as required by this Section 5.5 of any Third Party Claim which may give rise to a right of indemnification hereunder shall not relieve the Indemnifying Party of any Liability which the Indemnifying Party may have to the Indemnified Party, except to the extent the failure to give such notice materially and adversely prejudiced the Indemnifying Party.

(ii)    If any Indemnified Party asserts a Claim involving a Third Party Claim, the Indemnifying Party shall, within fifteen (15) calendar days from delivery of the Claim Notice (the “Notice Period”), notify the Indemnified Party (A) whether or not such Indemnifying Party disputes the Liability to the Indemnified Party hereunder with respect to such Third Party Claim and (B) if such Indemnifying Party does not dispute such Liability, whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend against such Third Party Claim, provided that the Indemnified Party is hereby authorized (but not obligated) prior to and during the Notice Period to file any motion, answer or other pleading and to take any other action which the Indemnified Party shall deem necessary or appropriate to protect the Indemnified Party’s interests. If, and for so long as, (x) the Indemnifying Party notifies the Indemnified Party within the Notice Period that the Indemnifying Party does not dispute the Indemnifying Party’s obligation to indemnify hereunder and desires to defend the Indemnified Party against such Third Party Claim, and (y) the Third Party Claim does not (1) involve criminal liability or any admission of wrongdoing, (2) seek equitable relief or any other non-monetary remedy against the Indemnified Party, (3) involve any Governmental Authority as a party thereto or (4) involve an ad damnum that, together with the estimated costs of defense thereof and the claimed amount with respect to any unresolved claims for indemnification then pending, is greater than the amount of any then earned but unpaid Milestone Payment, then except as hereinafter provided, such Indemnifying Party shall have the right to defend against such Third Party Claim by appropriate proceedings with legal counsel reasonably acceptable to the Indemnified Party, which proceedings shall be promptly settled or diligently prosecuted by such Party to a final conclusion; provided that, unless the Indemnified Party otherwise agrees in writing, the Indemnifying Party may not settle any matter (in whole or in part) unless such settlement (I) includes a complete and unconditional release of the Indemnified Party and its Affiliates in respect of the Third Party Claim, (II) involves no admission of wrongdoing by the Indemnified Party or its Affiliates and (III) excludes any injunctive or non-monetary relief applicable to the Indemnified Party or its Affiliates. If the Indemnified Party desires to participate in, but not control, any such defense or settlement the Indemnified Party may do so at its sole cost and expense.

(iii)    If (A) the Indemnifying Party elects not to defend the Indemnified Party against such Third Party Claim, or fails to promptly settle or diligently defend such claims, or (B) the terms of this Agreement do not permit the Indemnifying Party to defend the Indemnified Party against such Third Party Claim, or (C) the Indemnified Party advises that there are issues that raise actual or potential conflicts of interest between the Indemnifying Party and the Indemnified Party, or (D) the Indemnified Party has different or additional defenses available to it, then the Indemnified Party, without waiving any rights against the Indemnifying Party, may settle or defend against any such Third Party Claim in the Indemnified Party’s sole and absolute discretion and the Indemnified Party shall be entitled to recover from the Indemnifying Party the amount of any settlement or judgment and, on an ongoing basis, all Losses of the Indemnified Party with respect thereto, including interest from the date such Losses were incurred.

(b)    Notwithstanding anything to the contrary herein, an Indemnified Party may make a claim hereunder even where the Indemnified Party has not yet suffered Losses or where the full amount of any Losses is not yet known, provided the Claim Notice sets forth the specific basis for any such claim to the extent then feasible.

5.6    Right to Set Off. Buyer shall have the right, but not the obligation, to set off, in whole or in part, against and withhold from any obligation or payment it owes to Seller (including under the payments contemplated by Section 1.4), amounts owed or claimed in good faith to be owed to any Buyer Indemnified Party pursuant to the Transaction Documents to the extent agreed and consented to by Seller. Buyer shall have the right to set off, in whole or in part, and withhold from any obligation or payment it owes to Seller (including under the payments contemplated by Section 1.4), any disputed amounts owed or claimed in good faith to be owed to any Buyer Indemnified Party pursuant to the Transaction Documents provided that Buyer shall, at such time as the underlying obligation would have been due and payable to Seller, deposit the full amount of such disputed amount so set-off into a segregated escrow account held on behalf of the Parties by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement; provided, however, that any payment obligation with respect to such disputed amount will be tolled pending the appointment of the Escrow Agent and negotiation of the Escrow Agreement which the Parties shall endeavor in good faith to complete as soon as practicable in the event of any such dispute.

5.7    Exclusive Remedy. Absent fraud, intentional or knowing misrepresentation or willful breach or an action seeking an injunction, specific performance or other equitable relief, the Parties’ sole and exclusive remedy after the Closing, under this Agreement or the ancillary agreements executed concurrently herewith, with respect to the transactions contemplated hereby and thereby shall be indemnification provided in this Article V. Notwithstanding anything to the contrary, and without limiting the preceding sentence, if any Buyer Indemnified Party asserts an indemnification claim based on fraud, intentional or knowing misrepresentation or willful breach, no limitations contained in this Agreement, other than Section 5.3(d), shall apply to such claim.

5.8    Tax Treatment. All indemnification payments made hereunder shall be treated by all parties as adjustments to the Purchase Price for Tax purposes unless otherwise required by Law.

ARTICLE VI

DEFINITIONS

6.1    Specific Definitions.

(a)    “Accounting Firm” means an independent certified public accounting firm mutually acceptable to the Parties.

(b)    “Acquired Assets” means solely the following specifically identified assets, rights, properties, claims, contracts and business of Seller as of the Closing Date:

(i)    the Product;

(ii)    all Inventories, wherever located, including consignment Inventory and Inventory held on order or in transit;

(iii)    all Seller Intellectual Property;

(iv)    all Assigned Contracts;

(v)    all data, results and other information related to the research, development, manufacture and use of the Product;

(vi)    the regulatory file for the Product;

(vii)    all world-wide regulatory filings, marketing authorizations, permits, licenses, registrations, regulatory clearances, approvals, variances, franchises, concessions, qualifications, registrations, certifications, orders, exemptions, and similar items (“Permits”) that cover or are related to the Product, including the IND for the Product and any orphan drug or other designations therefor granted by the FDA, including those set forth on Schedule 1 and all data referenced in any of the foregoing (the “Transferred Regulatory Approvals”); and

(viii)    all Books and Records.

(c)    “Affiliate” means, with respect to any specified Person, (i) any Person that, directly or indirectly through one or more entities, controls or is controlled by, or is under common control with, such specified Person, (ii) any director, officer, partner, member or trustee of such specified Person, (iii) any other Person that is deemed to be an affiliate of such specified Person under interpretations of the Exchange Act, (iv) any Person who is an officer, director, partner, member or trustee of any Person described in clauses (i) through (iii) of this sentence, or (v) if such specified Person is a natural Person, any member of such natural person’s immediate family.

As used herein, “controls”, “control” and “controlled” means the possession, direct or indirect, of the power to direct the management and policies of a Person, whether through the ownership of ten percent (10%) or more of the voting interests of such Person, through Contract or otherwise.

(d)    “APL” means acute promyelocytic leukemia.

(e)    “Assigned Contracts” means the Contracts set forth on Schedule 2.

(f)    “Assumed Liabilities” means the obligations of Seller that were incurred in the Ordinary Course of Business and are required to be performed after the Closing under the Assigned Contracts, provided that Assumed Liabilities shall not encompass any such liabilities which relate to any breach of contract, breach of warranty, tort, infringement or violation of Law or which arose out of any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand on or prior to the Closing. For the avoidance of doubt, Post-Closing Taxes as defined in Section 4.2(a) are Assumed Liabilities.

(g)    “Books and Records” means any and all books and records, purchase order files, supplier lists, studies, regulatory files, Intellectual Property files, surveys, analyses, strategies, plans, forms, designs, diagrams, drawings, specifications, data, and production and quality control records and formulations, in each case to the extent related to the Product.

(h)    “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in Wilmington, Delaware or New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

(i)    “Buyer SEC Reports” means all filings, submissions, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto and all exhibits and other information incorporated therein, that they were required to file since December 31, 2017 with the Unites States Securities and Exchange Commission.

(j)    “cGMP” means the then-current good manufacturing practices required by the FDA, as defined in 21 C.F.R. Parts 210 and 211.

(k)    “Charter Documents” means: (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the limited liability company agreement, operating agreement and the certificate of organization of a limited liability company; (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (vi) any amendment to any of the foregoing.

(l)    “Code” means the Internal Revenue Code of 1986, as amended.

(m)    “Combination Product” means any product that (i) contains the Product as well as one or more other therapeutically active ingredients, either as a fixed dose product, co-formulated product or co-packaged product, and sold for a single price, and (ii) is developed or commercialized, alone or together with a Third Party, by Buyer or any of its Affiliates or sublicensees.

(n)    “Commercially Reasonable Efforts” means, with respect to Buyer’s obligations under Section 1.4(c) of this Agreement, the application by or on behalf of Buyer of a level of reasonable and diligent efforts that a similarly-situated pharmaceutical or biotechnology company, as the case may be, would commonly apply to discover, research, develop, manufacture, commercialize and market (as applicable) a product with a similar revenue and profit potential considering conditions then prevailing and taking into account, without limitation, issues of safety and efficacy, product profile, the proprietary position, the competitive environment and timing of commercial entry, expected pricing and reimbursement, the regulatory environment and status of the product, and other relevant scientific, technical and commercial factors.

(o)    “Confidentiality Agreement” means the Mutual Nondisclosure Agreement dated May 12, 2020, as amended, by and between Seller and Buyer.

(p)    “Confidential Information” means, as to any Person, any information not generally known outside such Person that may be of value to such Person including information that has not been disclosed to the public or to the trade with respect to such Person’s present or future business, operations, services, products, research, inventions, discoveries, drawings, designs, plans, processes, models, technical information, facilities, methods, trade secrets, copyrights, software, source code, systems, unpublished patent applications, patents, procedures, manuals, specifications, any other intellectual property, confidential reports (including, without limitation, the Contingent Payment Reports and other diligence reports delivered in accordance with Section 1.4 of this Agreement), price lists, pricing formulas, customer lists, financial information (including the revenues, costs or profits associated with any of such Person’s products or services), business plans, lease structures, projections, prospects, opportunities or strategies, acquisitions or mergers, advertising or promotions, personnel matters, legal matters, any other confidential and proprietary information, but excludes any information already properly in the public domain. “Confidential Information” also includes confidential and proprietary information and trade secrets that Third Parties entrust to such Person in confidence.

(q)    “Contract” means any contract, plan, undertaking, arrangement, concession, understanding, agreement, agreement in principle, franchise, permit, instrument, license, lease, sublease, note, bond, indenture, deed of trust, mortgage, loan agreement or other commitment, whether written or oral.

(r)    “Develop” or “Development” means all development activities for any Combination Product or the Product, including all preclinical studies, clinical testing, manufacturing development, process development, toxicology studies, manufacturing and distribution of Product for use in clinical trials (including placebos and comparators), statistical analyses, and the preparation, filing, prosecution of, and seeking approval for, any NDA in any Indication, as well as all regulatory affairs related to any of the foregoing.

(s)    “Escrow Agent” means a nationally recognized banking institution which provides escrow services as mutually agreed to, and appointed by, the Parties.

(t)    “Escrow Agreement” means a customary escrow agreement by and among the Parties and the Escrow Agent, with such terms and conditions as are consistent with prevailing market standards for transactions of this nature, and which escrow agreement shall provide that funds deposited therein by the Buyer in accordance with Section 5.6 hereof may only be released upon (x) a joint written instruction of the Parties or (y) the presentment by one of the Parties to the other Party and the Escrow Agent of a final non-appealable order of a court of competent jurisdiction.

(u)    “Exchange Act” means the Securities Exchange Act of 1934.

(v)    “Excluded Assets” means all rights, claims, properties or assets of any character or nature of Seller or any Affiliate thereof other than the Acquired Assets.

(w)    “Exploit”, including with correlative meaning the term “Exploitation”, means research, develop, design, test, modify, make, use, sell, have made, used and sold, import, market, promote, package, label, distribute, commercialize (including the commercial manufacture of the Product or Combination Products), transport, store, display, reproduce, support, maintain, modify and create derivative works.

(x)    “FDA” means the U.S. Food and Drug Administration.

(y)    “First Commercial Sale” means the first commercial sale in the United States of the Product by the Buyer or its Affiliates or sublicensees to a Third Party following approval of the first NDA for the Product.

(z)    “GAAP” means U.S. generally accepted accounting principles.

(aa)    “Governing Body” means the board of directors or other governing body of a Person that is not a natural person.

(bb)    “Governmental Authority” means any federal, state, local or foreign governmental or quasi-Governmental Authority or municipality or subdivision thereof or any authority, department, commission, board, bureau, agency, court, tribunal or instrumentality, or any applicable self-regulatory organization.

(cc)    “HIPAA” means the Health Insurance Portability and Accountability Act of 1996.

(dd)    “Inbound IP Licenses” means, collectively, (i) each license or agreement pursuant to which Seller Exploits each item of Seller Licensed Intellectual Property (excluding currently-available, off-the-shelf software programs that are part of the internal systems and are licensed by a Seller pursuant to “shrink wrap” licenses, the total fees associated with which are less than [***]), (ii) each agreement, contract, assignment or other instrument pursuant to which Seller has obtained any joint or sole ownership interest in or to any item of Seller Owned Intellectual Property, and (iii) each agreement, contract or other instrument pursuant to which Seller has obtained any ownership or license interest in Intellectual Property developed by a consultant, software or hardware developer or vendor.

(ee)    “IND” means an investigational new drug application filed with the FDA pursuant to 21 C.F.R., Part 312.

(ff)    “Indication” means a separate and distinct disease, disorder or condition in humans that the Product is intended to treat, as evidenced by the protocol for a clinical trial of the Product or the labeling approved by the FDA for the Product, it being understood that (1) the treatment of separate varieties of the same disease, disorder or condition (e.g., acute vs. chronic) shall not be treated as separate Indications, (2) the treatment of the same disease, disorder or condition in different populations (e.g., adult and pediatric, or treatment-naïve and relapsed/refractory) shall not be treated as separate Indications, and (3) prevention of a disease, disorder or condition shall not be treated as a separate Indication from the treatment of the same disease, disorder or condition. Furthermore, a label enhancement or expansion of an approved Indication is not a separate Indication even if one or more clinical trials are performed to receive such enhancement or elaboration.

(gg)    “Intellectual Property” means the following subsisting throughout the world: (i) any and all (1) patents, (2) pending patent applications, including all provisional, non-provisional, continuations, continuations-in-part and divisional applications and patents granted thereon, and (3) all reissues, reexaminations and extensions of the foregoing (1) and (2) (collectively, “Patent Rights”); (ii) registered trademarks and service marks, logos, Internet domain names, corporate names, domain names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress (collectively, “Trademarks”), and all goodwill in the foregoing; (iii) copyrights, designs, data and database rights and registrations and applications for registration thereof, including moral rights of authors; (iv) Know-How; and (v) other proprietary rights relating to any of the foregoing (including remedies against infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

(hh)    “Intellectual Property Registrations” means Patent Rights, registered Trademarks, registered copyrights and designs, mask work registrations and applications for each of the foregoing.

(ii)    “Inventory” means all inventories of the Product, including inventories of drug substances, drug products, work-in-process, finished goods, raw materials, supplies, equipment, parts, labels and packaging (including rights and interests in goods in transit, consigned inventory, inventory sold on approval and rental inventory) and all returned products, samples and obsolete and non-salable inventory.

(jj)    “Know-How” means, to the extent related to the Product, all technical information, know-how and data, including inventions (whether patentable or not), discoveries, trade secrets, specifications, instructions, processes, formulae, materials, expertise and other technology applicable to compounds, formulations, compositions, products or methods of assaying or testing them or processes for their manufacture, formulations containing them, compositions incorporating or comprising them and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes, formulae, expertise and information.

(kk)    “Law” means each applicable law, order, judgment, rule, code, statute, regulation, requirement, variance, decree, writ, injunction, award, ruling or ordinance of any Governmental Authority, including the common law.

(ll)    “Liability” means any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

(mm)    “Lien” means any adverse claim, mortgage, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or otherwise), charge, preference, priority or other security agreement, option, warrant, attachment, right of first refusal, preemption, conversion, put, call or other claim or right, restriction on transfer, or preferential arrangement of any kind or nature whatsoever (including any restriction on the transfer of any assets), any conditional sale or other title retention agreement and any financing lease involving substantially the same economic effect as any of the foregoing.

(nn)    “Losses” means all liabilities, losses, claims, damages, causes of action, lawsuits, administrative proceedings (including informal proceedings), investigations, audits, demands, assessments, adjustments, judgments, settlement payments, deficiencies, penalties, fines, interest (including interest from the date of such damages) and costs and expenses (including amounts paid in settlement, interest, court costs, costs of investigations, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation).

(oo)    “Material Adverse Change” means any result, occurrence, fact, change, event or effect that, individually or in the aggregate with any other results, occurrences, facts, changes, events and/or effects, has had or would reasonably be expected to have a material adverse effect on (i) the Product or the Acquired Assets, (ii) the ability of Seller to consummate the transactions contemplated hereby or to perform its obligations hereunder or (iii) the ability of Buyer to own the Acquired Assets immediately after the Closing. Notwithstanding the foregoing, solely for purposes of the foregoing clause (i), no result, occurrence, fact, change, event or effect arising after the date of this Agreement shall be taken into account in determining whether a Material Adverse Change has occurred to the extent resulting from changes affecting generally the industries or markets in which Seller operates (except to the extent adversely affecting Seller or its business in a disproportionate manner relative to other Persons operating in the industries or markets in which Seller or its business operates).

(pp)    “NDA” means a new drug application filed with the FDA pursuant to 21 C.F.R., Part 314 or an abbreviated new drug application submitted under Section 505 of the FDCA to market the Product for an Indication.

(qq)    “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount).

(rr)    “Outbound IP Licenses” means, collectively, each license, covenant or other agreement pursuant to which Seller has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Seller Intellectual Property.

(ss)    “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, proprietorship, trust, union, association, court, tribunal, agency, government, department, commission, self-regulatory organization, arbitrator, board, bureau, instrumentality, Governmental Authority or other entity, enterprise, authority or business organization.

(tt)    “Phase 2 Clinical Trial” shall mean a clinical trial of the Product consistent with 21 C.F.R. Part 312.21(b), as may be amended or supplemented from time to time, or an equivalent trial outside of the United States.

(uu)    “Phase 3 Clinical Trial” shall mean a clinical trial of the Product consistent with 21 C.F.R. Part 312.21(c), as may be amended or supplemented from time to time, or an equivalent trial outside of the United States.

(vv)    “Product” means ORH-2014, an oral form of arsenic trioxide being developed by Seller as of the Closing Date, or any derivative or variant thereof the manufacture, use or sale of which would infringe a valid claim of a Patent Right within the Seller Intellectual Property.

(ww)    “Product Revenue” means, for any period, the amount of revenue from sales of the Product for any Indication by Buyer or any of its Subsidiaries or other Affiliates for such period determined in accordance with GAAP, consistently applied by Buyer, subject to and in accordance with the following for all purposes:

(A)    If the Product is, or is sold as part of, a Combination Product, Product Revenue will be the product of (1) Product Revenue of the Combination Product calculated as above (i.e., calculated as for a non-Combination Product), and (2) the fraction (A/(A+B)), where:

(ii)    “A” is the gross invoice price in such country of the Product as the sole therapeutically active ingredient, taking into account variation in dosage units; and

(iii)    “B” is the gross invoice price in such country of the other therapeutically active ingredient(s) contained in the Combination Product, taking into account variation in dosage units.

(B)     If “A” or “B” cannot be determined by reference to non-Combination Product sales as described above, then Product Revenue will be calculated as above, but the gross invoice prices in the above equation shall be determined based on the relative fair market value of each therapeutically active ingredient in the Combination Product in the applicable country.

(xx)    “Representatives” means, with respect to any Person, such Person’s officers and directors (or persons holding comparable positions), employees, consultants, independent contractors, subcontractors, leased employees, volunteers, temporary workers, equityholders, accountants, legal and other representatives, agents, executors, heirs, successors and permitted assigns.

(yy)    “Restricted Person” means any Person who is, at that time, or who has been, within twelve (12) months prior to that time, an employee, or sales representative of the business associated with the Product and the Acquired Assets.

(zz)    “Retained Liabilities” means any and all Liabilities (whether known or unknown, absolute or contingent, liquidated or unliquidated, due or to become due and accrued or unaccrued, and whether claims with respect thereto are asserted before or after the Closing) of Seller which are not Assumed Liabilities. For the avoidance of doubt, with respect to any Tax Liability, only Pre-Closing Taxes are Retained Liabilities.

(aaa)    “Seller Fundamental Representations” means the representations and warranties of Seller in Sections 2.1 (Due Organization), 2.2(a) (Authorization; No Conflict), 2.3(a) (Assets), 2.11 (Affiliate Transactions) and 2.12 (Brokers And Agents).

(bbb)    “Seller Intellectual Property” means all Seller Licensed Intellectual Property and all Seller Owned Intellectual Property, including all Inbound IP Licenses related thereto.

(ccc)    “Seller’s knowledge”, “knowledge of Seller” or phrases of similar import, mean the actual knowledge of each Person named on Schedule 3, as well as any other knowledge which any such Persons would have possessed had they made due and reasonable inquiry of appropriate employees and agents of Seller with respect to the matter in question.

(ddd)    “Seller Licensed Intellectual Property” means all Intellectual Property that is licensed to Seller by any Third Party and that is used or intended to be used in the Exploitation of the Product.

(eee)    “Seller Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Seller, in whole or in part, used or intended to be used in the Exploitation of the Product.

(fff)    “Specified Restricted Persons” means Restricted Persons who are not management or other key employees of Seller.

(ggg)    “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or one or more of its Subsidiaries owns or controls, directly or indirectly, outstanding shares of capital stock, or other equity interests representing (A) fifty percent (50%) or more of the voting power of all outstanding stock or ownership interests of such entity, (B) the right to receive fifty percent (50%) or more of the dividends or income distributed to the holders of outstanding capital stock or other ownership interests of such entity or (C) the right to receive fifty percent (50%) or more of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity, (ii) of which such Person or any other Subsidiary of such Person is a general partner (or otherwise serves in a capacity of comparable authority) or (iii) of which such Person has power to appoint the governing body or over which such Person otherwise has control or approval rights.

(hhh)    “Tax” (including with correlative meaning the terms “Taxes” and “Taxable”) means any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

(iii)    “Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

(jjj)    “Third Party” shall mean any Person other than Seller or Buyer or any Affiliate of Buyer.

(kkk)    “Transaction Documents” means this Agreement and each of the other agreements and instruments contemplated hereby to be executed on the date hereof or on the Closing Date by Seller, Buyer and/or any of their respective Affiliates. The Transaction Documents include the instruments of conveyance described in Section 1.3(a)(i), the instrument of assumption described in Section 1.3(b)(iii), the Seller FDA Letter, and the Buyer FDA Letter.

6.2    Accounting Terms. Except as otherwise expressly provided in this Agreement, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered hereunder shall be prepared, in accordance with GAAP.

6.3    Usage. The defined terms herein shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “Articles”, “Sections” and “Exhibits” shall be deemed to be references to Articles and Sections of and Exhibits to this Agreement unless the context shall otherwise require. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “predecessor” shall, when used with respect to any Person, mean such Person’s predecessors and any other Person for whose conduct such Person is or may be responsible. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise expressly provided herein, any statute defined or referred to herein or in any agreement or instrument that is referred to herein means such statute as from time to time amended, modified or supplemented, including succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When reference is made in this Agreement to information that has been “made available” to Buyer, that shall consist of only the information that was (a) contained in Seller’s electronic data room no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date of this Agreement or (b) delivered to Buyer or its counsel. Unless otherwise expressly provided, wherever the consent of any Person is required or permitted herein, such consent may be withheld in such Person’s sole and absolute discretion.

6.4    Cross-References.

Aggregate Hours Cap – Section 4.12(b)	Material Permits – Section 2.4(b)
Agreement – Introduction	Milestone Event – Section 1.4(a)
Anti-Bribery Laws – Section 2.4(b)	Milestone Payment – Section 1.4(a)
Bankruptcy Exception – Section 2.2(a)	NDA Milestone Payment – Section 1.4(a)(ii)
Business Names – Section 4.6	Non-Competition Term – Section 4.3(a)(i)
Buyer – Introduction, Section 4.3(a)	Non-Solicitation Term – Section 4.3(a)(ii)
Buyer FDA Letter – Section 1.3(b)(ii)	Notice Period – Section 5.5(a)(ii)
Buyer Indemnification Threshold – Section 5.3(b)	Party/Parties – Introduction
Buyer Indemnified Party – Section 5.1	Patent Rights – Section 6.1(ee)
CARES Act – Section 2.14	Permit – Section 6.1(b)(vii)
Cash Consideration – Section 1.1(a)	Pre-Closing Tax Period – Section 4.2(b)
Claim Notice – Section 5.5(a)(i)	Pre-Closing Taxes – Section 4.2(a)
Claims – Section 5.5	Post-Closing Taxes – Section 4.2(a)
Closing – Section 1.2	Purchase Price – Section 5.3(c)
Closing Date – Section 1.2	Seller – Introduction
Contingent Payment Report – Section 1.4(b)	Seller FDA Letter – Section 1.3(a)(ii)
controls/control/controlled – Section 6.1(c)	Seller Indemnification Threshold – Section 5.3(a)
Deferred Item – Section 1.1(c)	Seller Indemnified Party – Section 5.2
Disclosure Schedule – Introduction to Article II	Seller Registrations – Section 2.8(a)
Dispute – Section 7.8(a)	Straddle Period – Section 4.2(b)
Dispute Notice – Section 7.8(a)	Third Party Claim – Section 5.5(a)
Dispute Response – Section 7.8(a)	Trademarks – Section 6.1(gg)
FDCA – Section 2.9	Transfer Taxes – Section 4.2(a)
First Sale Anniversary – Section 1.4(a)	Transferred Regulatory Approval – Section 6.1(b)(vii)
Governmental Assistance Loans – Section 2.14	Transferred Technology – Section 4.12(b)
Indemnified Party – Section 5.5(a)
Indemnifying Party – Section 5.5(a)
Lower Cap – Section 5.3(c)

ARTICLE VII

GENERAL

7.1    Notices. Any notice, request, claim, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given if delivered personally or sent by electronic mail, by registered or certified mail, postage prepaid, or by nationally recognized overnight courier service, as follows:

(a) If to Buyer:	With a required copy (which shall not constitute notice) to:

Syros Pharmaceuticals, Inc. 35 CambridgePark Drive, 4th Floor Cambridge, MA 02140 Attention: Gerald E. Quirk, Esq. Chief Legal and Administrative Officer gquirk@syros.com	Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 Attn: Joseph B. Conahan, Esq. joseph.conahan@wilmerhale.com

(b) If to Seller:	With a required copy (which shall not constitute notice) to:

Orsenix, LLC 200 Ashford Center North Suite 210 Atlanta, GA 30338 Attention: Nancy K. Thomason Chairman nthomason@hapinvest.com 200 Ashford Center North Suite 210 Atlanta, GA 30338	Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 Attention: Samiul E. Khan, Esq. skhan@lowenstein.com or to such other address as the person to whom notice is to be given may have specified in a notice duly given to the sender as provided herein. Such notice, request, claim, demand, waiver, consent, approval or other communication shall be deemed to have been given (i) as of the date so delivered or emailed, (ii) one (1) Business Day after it is sent for next Business Day delivery via a reputable nationwide overnight courier service, (iii) four (4) Business Days after it is sent by registered or certified mail, and (iv) if given by any other means, shall be deemed given only when actually received by the addressees.

7.2    Entire Agreement. This Agreement (which includes the Disclosure Schedule, the other Schedules hereto and the Exhibits hereto), the other Transaction Documents, the Confidentiality Agreement and all other agreements contemplated hereby sets forth the entire understanding of the Parties with respect to the transactions contemplated hereby. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement. Each of the Disclosure Schedule, the other Schedules and the Exhibits is incorporated herein by this reference and expressly made a part hereof, and all terms used in the Disclosure Schedule or any Schedule or Exhibit shall have the meaning ascribed to such term in this Agreement.

7.3    Successors and Assigns. Subject in all respects to the rights of Seller set forth in Section 1.4(d), this Agreement and the rights of the Parties hereunder may not be assigned without the prior written consent of the other Parties (except by operation of Law) and shall be binding upon and shall inure to the benefit of the Parties, and their respective Representatives; provided that notwithstanding the foregoing, Buyer may assign or transfer any or all of its rights, obligations or Liabilities hereunder to any of its Affiliates or any purchaser of, or successor to, the Acquired Assets or any part thereof; provided further that Buyer may assign or transfer any or all of its rights, obligations or Liabilities under this Agreement to any Party that acquires all or substantially all of the assets of Buyer related to the Product, in which case Buyer shall be relieved of its obligations under this Agreement if the transferee agrees in writing to be bound by the obligations of this Agreement. Any attempted assignment or transfer in violation of the provisions hereof shall be null and void and have no effect.

7.4    Counterparts; Facsimile Signatures. This Agreement may be executed in multiple counterparts and any Party may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. For purposes of this Agreement, facsimile signatures shall be deemed originals, and the Parties agree to exchange original signatures as promptly as possible.

7.5    Expenses and Fees. Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection with this Agreement or any of the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

7.6    Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed in all respects, including validity, interpretation, and effect, by and construed in accordance with the internal Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute) without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

7.7    Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 7.1. Nothing in this Section 7.7, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

7.8    Dispute Resolution.

(a)    Except as otherwise expressly provided in Section 4.3(e) and this Section 7.8, in the event of any dispute, claim or controversy (a “Dispute”) relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Section 7.8, the Parties shall attempt to settle such Dispute in the first instance by mutual discussions between representatives of senior management of each Party. Within five (5) Business Days of the receipt by a Party or Parties of a notice from another Party or Parties of the existence of a Dispute (the “Dispute Notice”), the receiving Party or Parties shall submit a written response to the other Party or Parties (the “Dispute Response”). Both the Dispute Notice and the Dispute Response shall include (i) a statement of each disputing Party’s position with regard to the Dispute and a summary of arguments supporting that position; and (ii) the name and title of the senior executive who will represent that Party in attempting to resolve the Dispute pursuant to this Section 7.8(a). Within five (5) Business Days of receipt of the Dispute Response, the designated executives shall meet (including by teleconference or video conference) and attempt to resolve the Dispute. All communications made in connection with this clause shall be confidential and shall not be referred to, or admissible for any purpose, in any subsequent proceedings. If any Dispute is not resolved within twenty (20) days of receipt of the Dispute Notice (or within such longer period as to which the Parties have agreed in writing), then the Dispute shall be submitted to mediation in accordance with Section 7.8(b).

(b)    If any Dispute is not timely resolved by negotiation pursuant to Section 7.8(a), such Dispute shall be submitted to JAMS for mediation. The location of the mediation shall be New York, New York. Each Party shall provide to JAMS and the other Party a written request for mediation, setting forth the subject of the dispute and the relief requested. The Parties will cooperate with JAMS and with one another in selecting a mediator from JAMS panel of neutrals, and in scheduling the mediation proceedings. The Parties covenant that they will Participate in the mediation in good faith, and that they will share equally in its costs. If no mediator has been agreed upon by all the disputing Parties within ten (10) days submission of the Dispute to JAMS for mediation, then either Party may request that JAMS appoint a mediator. All communications made in connection with this clause shall be confidential and shall not be referred to, or admissible for any purpose, in any subsequent proceedings. If the Dispute has not been resolved within ninety (90) days after receipt by a Party of the Notice in accordance with Section 7.8(a) herein, then, on the request of any Party, the Dispute shall be referred to litigation in a court of competent jurisdiction in accordance with Section 7.6 and Section 7.7.

7.9    Severability. If any provision of this Agreement (including those contained in Section 4.3) or the application thereof to any Person or circumstances is held invalid or unenforceable in any jurisdiction, the remainder hereof, and the application of such provision to such Person or circumstances in any other jurisdiction, shall not be affected thereby, and to this end the provisions of this Agreement shall be severable.

7.10    Amendment; Waiver. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties. Any extension or waiver by any Party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

7.11    Absence of Third Party Beneficiary Rights. No provision of this Agreement is intended, nor will be interpreted, to provide or to create any third party beneficiary rights or any other rights of any kind in any client, customer, Affiliate, stockholder, officer, director, employee or partner of any Party or any other Person, other than the Parties, the Buyer Indemnified Parties and the Seller Indemnified Parties.

7.12    Mutual Drafting. This Agreement is the mutual product of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Parties, and shall not be construed for or against any Party.

7.13    Further Representations. Each Party acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated hereby, with the opportunity to seek advice as to its legal rights from such counsel. Each Party further represents that it is being independently advised as to the tax consequences of the transactions contemplated hereby and is not relying on any representation or statements made by any other Party as to such tax consequences.

7.14    Currency. Whenever any payment hereunder is to be paid in “cash”, payment shall be made in the legal tender of the United States and the method for payment shall be by wire transfer of immediately available funds. In the event there is any need to convert U.S. dollars into any foreign currency, or vice versa, for any purpose under this Agreement the exchange rate shall be that published by the Wall Street Journal on the date an obligation is paid (or if the Wall Street Journal is not published on such date, the first date thereafter on which the Wall Street Journal is published).

[SIGNATURE PAGES TO FOLLOW]

IN WITNESS WHEREOF, the Parties have executed this Asset Purchase Agreement as of the day and year first written above.

SYROS PHARMACEUTICALS, INC.

By:	/s/ Nancy Simonian
Name:	Nancy Simonian, M.D.
Title:	President & Chief Executive Officer

ORSENIX, LLC

By:	/s/ Nancy K. Thomason
Name:	Nancy K. Thomason
Title:	Chairman

[Signature Page to Asset Purchase Agreement]